UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month August 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated August 1, 2012.	2
2.	Relevant Event, dated August 1, 2012.	4

Standard & Poor’s Upgrades Grifols’ Credit Rating

•	Grifols secured debt upgraded one notch to BB+, while unsecured debt reaches B+ and its long-term corporate rating is upgraded to BB

Barcelona, August 1, 2012.- Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), the World third-largest producer of plasma-derived biological medicines has achieved a credit rating upgrade from Standard & Poor’s in its latest review. Grifols’ long-term corporate rating is upgraded to BB while its secured debt is upgraded one notch to BB+ and unsecured debt reaches B+. The agency maintains a stable Outlook.

According to Standard & Poor’s, Grifols will continue to perform strongly , supported by growing demand worldwide for plasma-derivatives products and the materialization of synergies from the acquisition of Talecris, estimated in 300 million dollars annually approximately.

Standard & Poor’s believes this should lead to a reduction in Grifols’ gross debt levels. Standard & Poor’s estimates the company’s adjusted leverage will be close to 4x adjusted EBITDA by the end of 2012 and it will progressively decrease from 2013. The stable outlook reflects these estimates.

Standard & Poor’s New Credit Ratings

	Current (01/08/2012)	Previous
Senior Secured debt	BB+	BB
Long-term corporate rating	BB	BB-
Unsecured debt	B+	B
Outlook	Stable	Positive

About Grifols

Grifols is a Spanish group, specializing in the hospital-pharmaceutical sector, and with a presence in over 100 countries. Since 2006, Grifols ordinary (Class A) shares have been listed on the Spanish Continuous Market and it has been included in the Ibex-35 (GRF) since 2008. Since 2011, non-voting Grifols shares (Class B) have also been listed on the Spanish Continuous Market (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). Grifols has become the world’s third largest producer of plasma derivatives by capacity following the recent purchase of Talecris and is the sector’s largest European company, with a balanced and diverse range of products. The group will strengthen its position within the industry as a vertically integrated company, on the basis of its completed and additional planned investments. In terms of raw material, Grifols is the leading plasma Collection company, with supplies assured via its network of 147 plasmapheresis centers in the United States. Its production plants in Spain and the United States ensure that it has the fractionation capacity to satisfy rising demand. Geographic diversification is one of the key elements of the group’s strategy for growth, and it has a major presence in the United States, Canada and Europe.

DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

RELEVANT EVENT

Grifols (the “Company”) informs that Standard & Poor’s Rating Services has upgraded to BB Grifols long-term corporate credit rating, to BB+ its Senior Secured Debt and to B+ the Unsecured Debt.

Standard & Poor’s believe that Grifols will continue to perform strongly; this is supported, in their opinion, by growing demand worldwide for plasma derivative products and further synergies from the acquisition of Talecris Biotherapeutics Inc.

According to Standard & Poor’s, this should lead to a reduction of the adjusted Company’s leverage to close to 4 times by the end of 2012.

The stable outlook reflects Standard & Poor’s opinion that Grifols will continue its strong performance leading to a reduction in its debt leverage to sustainably below 4x in 2013 and thereafter.

In Barcelona, on this 1st August 2012

Raimon Grifols Roura
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: August 1, 2012